UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Amarin Corporation plc

(Name of Issuer)

Ordinary Shares, par value 50 pence per share

(Title of Class of Securities)

023111206

(CUSIP Number)

Mark DiPaolo

Senior Partner, General Counsel

Sarissa Capital Management LP

660 Steamboat Road

Greenwich, CT 06830

203-302-2330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023111206		Page 2 of 5 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.95%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 023111206		Page 3 of 5 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.95%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 023111206		Page 4 of 5 Pages
SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to American Depositary Shares (“ADS(s)”), each ADS representing one ordinary share, par value 50 pence per share (the “Ordinary Shares”), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2022 (the “Initial Schedule 13D”) as amended by Amendment No. 1 to Schedule 13D filed on June 3, 2022 and Amendment No. 2 to Schedule 13D filed on June 16, 2022 (the Initial Schedule 13D, as so amended, the “Schedule 13D”) on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction. Item 4 of the Schedule 13D is hereby amended to include the following:

On October 11, 2022, Sarissa Capital issued a press release indicating that the Reporting Persons have commenced the process to call a special meeting of shareholders to remove and replace certain of the Issuer’s directors. A copy of the press release is attached as Exhibit 3 hereto.

Item 5. Interest in Securities of the Issuer. Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 24,000,000 Shares representing approximately 5.95% of the outstanding Shares, based upon the 403,205,514 Shares outstanding as of July 29, 2022, including 403,021,687 ADSs, and 183,827 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the SEC on August 3, 2022.

Item 7. Material to Be Filed as Exhibits. Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 3 – Press Release, October 11, 2022

CUSIP No. 023111206		Page 5 of 5 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2022

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/ Alexander J. Denner
Alexander J. Denner